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DATE: November 2, 1996

                            ODWALLA COMPLETES RECALL



Odwalla announced today that the voluntary recall of its apple juice and other apple juice based products from its distribution system is now completed. Product has been removed from shelves in 4,600 retail outlets in seven states and British Columbia, Canada. Retailers have been contacted to confirm that recalled products have been removed from shelves. Citrus-based juices and geothermal spring water are not affected by the recall and are still being sold and distributed.

Odwalla fresh apple juice and juices which contain apple juice are being tested both by the company and government health authorities to determine whether they could have played a part in recently identified cases of E. coli 0157:H7 bacteria in several Western states.

"Our overwhelming concern over the last couple of days has been for the health and safety of those who drink our juices," said Greg Steltenpohl, chairman of Odwalla. "We are very pleased that we've been able to pull our product from nearly every shelf and have been able to get the word out to our customers." In addition, Odwalla has set up a hot line to answer consumer questions. That number is 1-800-639-2552.

Currently, the relation between Odwalla's apple juice products and E. coli 0157:H7 infection is what the FDA calls "epidemiological," that is, there is a linkage of people who have the infection and those who have consumed the product. The current investigation by Odwalla and various health regulatory agencies of cases E. coli 0157:H7 associated with Odwalla brand apple juice products is continuing, to determine definitively how this outbreak occurred.

Consumers who have purchased the Odwalla products listed below should destroy or return those products for a full refund. Anyone who has developed a diarrheal illness within two weeks from consuming an Odwalla product that contains apple juice may wish to consult their physician. Consumers with questions about E. coli 0157:H7 illness should contact their local or state department of health.

The following products have been recalled by Odwalla, Inc. from stores in California, Colorado, Texas, New Mexico, Oregon, Nevada, Washington, and British Columbia, Canada.

                  Apple Juice
                  Blackberry Fruitshake
                  Mango Tango
                  Super Protein
                  Strawberry Banana Smoothie
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                  Raspberry Smoothie
                  C-Monster
                  Strawberry C Monster
                  Mo' Beta
                  Femme Vitale
                  Superfood
                  Serious Ginseng
                  Deep in Peach
                  Carrot Juice
                  Organic Carrot Juice
                  Vegetable Cocktail

Odwalla will continue to issue media updates as information becomes available. Unless otherwise indicated, those updates will be communicated via wire services and by direct request for faxed copies.

Odwalla is the leading supplier of fresh juice in the western United States, serving thousands of accounts in California, Nevada, Texas, New Mexico, Colorado, Oregon, Washington, and British Columbia, Canada from its production facility in Dinuba, California.

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